May 12, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ING Investors Trust (on behalf of ING T. Rowe Price Equity Income Portfolio)

(File No. 333-158412)

Dear Mr. Foor:

This letter responds to comments that you provided to us in a telephone conversation on May 5, 2009, in connection with your review of the Registration Statement filed on Form N-14 on behalf of ING T. Rowe Price Equity Income Portfolio (the “Acquiring Portfolio”), a series of ING Investors Trust (the “Registrant”), on April 3, 2009.  The Registration Statement has been filed in connection with the proposed reorganization (the “Reorganization”) of ING American Century Large Company Value Portfolio (the “Acquired Portfolio” and with the Acquiring Portfolio, the “Portfolios”), a series of ING Partners, Inc., with and into the Acquiring Portfolio.  Your comments and the Registrant’s responses are provided below.  In response to your comments, the Registrant has also revised the Registration Statement.  All of these revisions will be reflected in the Registration Statement which will be filed on or about May 12, 2009 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.                                        GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)             Comment: Page 4.  Explain why it is necessary to direct variable contract owners and qualified plan participants to consult underlying product prospectus or qualified plan documents, respectively.

Response: Item 3(b) of Form N-14 requires the comparison of the Acquired Portfolio’s and the Acquiring Portfolio’s share purchase and redemption procedures and exchange rights.  However, shares of the Portfolios are not offered directly to the public but are sold to qualified pension and retirement plans and to separate accounts of certain participating life insurance companies and are used to fund variable annuity and/or variable life contracts.  As a result, in connection with purchases, exchanges and redemption of shares of the Portfolios, variable contract owners and qualified plan participants are directed to the underlying product prospectus or qualified plan documents, respectively.

2)             Comment: Page 4.  Item 3(a) of Form N-14 requires a fee table near the front of the prospectus that conforms to the requirements of Form N-1A.  The table on page 4 does not conform to Form N-1A and the later Fee Table, page 21, should be moved forward.

Response:  Pursuant Item 3(a) of Form N-14, the Registrant has provided a detailed discussion and comparison of the fees and expenses of the Acquired Portfolio and the Acquiring Portfolio under the section “Comparison of Fees and Expenses,” which complies with Item 3(a) of Form N-14 as well as Item 3 of Form N-1A.

Item 3(b) of Form N-14 requires the Registrant at the beginning of the Proxy Statement/Prospectus to provide a synopsis of the information contained in the Proxy Statement/Prospectus.  Form N-14 requires the Registrant to provide in the synopsis a clear and concise discussion of the key features of the transaction, of the registrant and of the company being acquired. This clear and concise discussion may include any “significant consideration” a shareholder should consider in evaluating the reorganization.  See Item 3(b)(4).

In addition to comparing, among other things, the size, portfolio management, performance, and the investment objectives and strategies of the Acquiring Portfolio and the Acquired Portfolio as required by Item 3(b) of Form N-14, the Registrant also provides a side-by-side comparison summary (in addition to the information provided pursuant to Item 3(a) of Form N-14) of the gross and net expenses for both Portfolios and the combined Portfolio before and after the Reorganization.  We believe that a comparison of expenses before and after the Reorganization should be included in any summary discussion of the key features of the Reorganization and the Portfolios since a comparison of expenses borne by shareholders before and after the Reorganization is a significant consideration in assisting shareholders in making an informed decision about the Reorganization.

We also note that the purpose of Form N-14 is to provide essential information about the Registrant and the Reorganization in a clear, concise and understandable manner to assist investors in making informed decisions about whether to purchase the securities being offered.  The organization of this Proxy Statement/Prospectus is consistent with those that have been filed by the Registrant as well as other ING registrants in the past and, as we believe, is consistent with the overall purpose of Form N-14.

3)             Comment. Since the separate accounts of insurance companies and qualified plans are the record owners of the shares of the Acquired Portfolio, clarify whether a “quorum” can be established by counting shares held in the separate accounts of insurance companies and qualified plans that are present at the shareholders’ meeting.  Please also clarify whether in order to approve the Reorganization, the Registrant imposes any requirement that a specific percentage of variable contract owners and qualified plan participants need to give instructions on how to vote their shares.

Response: A “quorum” can be established by counting shares held in the separate accounts of insurance companies and qualified plans that are present at the shareholders’ meeting.  The Registrant does not mandate any specific percentage of variable contract owners and qualified plan participants who need to give instructions on how to vote their shares in order to approve the Reorganization.  However, the Registrant has a policy that requires a proxy statement to be mailed to shareholders at least 30 days prior to the date of the shareholders’ meeting to allow sufficient time for shareholder solicitation.  The Registrant has also revised the Registration Statement in response to this comment.  The marked pages reflecting the changes are attached for your review as Exhibit A and Exhibit B.

4)             Comment: Pages 14 - 19.  Move the section entitled “Portfolio Performance” on pages 14 - 16 and other sections on pages 17 - 19 to the pages after the table entitled “Annual Portfolio Operating Expenses” on pages 21 - 23 pursuant to Item 3(a) of Form N-14.

Response: Item 3(a) of Form N-14 requires the disclosure of the current fees of the Acquired Portfolio and the Acquiring Portfolio and the pro forma fees.  However, unlike Item 3(b) and Item 3(c) of Form N-14, which specifically require certain information to be at the beginning of a prospectus/proxy statement on Form N-14, Item 3(a) does not require the fee table to be included at any specific place in a proxy statement/prospectus.  The Registrant believes that the current structure of the Proxy Statement/Prospectus provides prominent disclosure of the fee information required under Item 3(a) as this information is included in both the summary of the proposal at the beginning of the Proxy Statement/Prospectus as well as in a detailed discussion and comparison under the section “Comparison of Fees and Expenses.”

The Registrant also notes that the purpose of Form N-14 is to provide essential information about the Registrant and the Reorganization in a clear, concise and understandable manner to assist investors in making informed decisions about whether to purchase the securities being offered.  The organization of this Proxy Statement/Prospectus is consistent with those that have been filed by the Registrant as well as other ING registrants in the past and, as we believe, is consistent with the overall purpose of Form N-14.

5)             Comment: Page 21. It is stated in the table titled “Annual Portfolio Operating Expenses” that the Acquiring Portfolio currently pays 0.75% of the combined distribution and shareholder servicing fees.  Please state the specific percentages of distribution fees and shareholder servicing fees in footnote 2 on page 21.

Response:  The disclosure has been revised in response to this comment.  A marked page reflecting the change is attached for your review as Exhibit C.

II.                                     MISCELLANEOUS

6)             Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

*                                         *                                         *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3484.

Sincerely,

/s/ Jutta M. Frankfurter
Jutta M. Frankfurter

Attachments

cc:                                Huey P. Falgout, Jr.

Counsel

ING U.S. Legal Services

Christopher C. Okoroegbe

Counsel

ING U.S. Legal Services

Jeffrey S. Puretz

Partner

Dechert LLP

EXHIBIT A

	ADV Class	Class I	Class S

After the Reorganization: T. Rowe Price Equity Income Portfolio Pro Forma

Gross estimated expenses of T. Rowe Price Equity Income Portfolio	1.40%	0.65%	0.90%

Net estimated expenses of T. Rowe Price Equity Income Portfolio(2)	1.25%	0.65%	0.90%

(1)   Pursuant to a side agreement between ING Partners, Inc. and DSL, DSL has agreed to limit the expenses of American Century Large Company Value Portfolio. Pursuant to this agreement, the expense limits for the Portfolio are 1.40%, 0.90% and 1.15% for ADV Class, Class I and Class S, respectively. The agreement will continue through at least December 31, 2009.

(2)   IFD has contractually agreed to waive 0.15% of the distribution fee for the ADV Class shares of T. Rowe Price Equity Income Portfolio, so that the actual fee paid by ADV Class shares of the Portfolio is an annual rate of 0.35%.  Absent the waiver, the distribution fee is 0.50% for ADV Class.  The waiver will continue through at least May 1, 2010.  There is no guarantee that this waiver will continue after this date.

The Separate Accounts of the Participating Insurance Companies and Qualified Plans are the record owners of the shares of the Portfolio. The Qualified Plans and Participating Insurance Companies will vote the American Century Large Company Value Portfolio’s shares at the Special Meeting in accordance with the timely instructions received from persons entitled to give voting instructions under the Variable Contracts or Qualified Plans.  Participating Insurance Companies and Qualified Plans, which through Separate Accounts or directly, respectively, hold shares of American Century Large Company Value Portfolio, will be counted as the Portfolio’s shareholders in determining whether a quorum is present.

Approval of the Reorganization Agreement requires the affirmative vote of the lesser of (i) 67% or more of the voting securities present at the meeting, provided that more than 50% of the voting securities are present in person or represented by proxy at the Special Meeting, or (ii) a majority of the shares entitled to vote.  The holders of a majority of the outstanding shares present in person or by proxy shall constitute a quorum at the meeting.  A majority of the shareholders present in person or by proxy may adjourn the meeting (i) in the absence of a quorum at such meeting or (ii), in the event a quorum is present, for any reason permitted by law, including for the purpose of providing time for the solicitation of additional shareholder votes. In the event a meeting is adjourned, the time and place of such adjourned meeting shall be announced at the meeting and no additional notice shall be given unless after the adjournment a new record date is fixed.

AFTER CAREFUL CONSIDERATION, THE BOARD OF AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO APPROVED THE PROPOSED REORGANIZATION. THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED REORGANIZATION.

EXHIBIT B

GENERAL INFORMATION ABOUT THE PROXY STATEMENT

Solicitation of Proxies

This Proxy Statement/Prospectus is being furnished by the Board in connection with the solicitation of proxies for the Special Meeting.  Solicitation of voting instructions is being made primarily by the mailing of the Notice and this Proxy Statement/Prospectus with its enclosures on or about May 18, 2009.  In addition to the solicitation of proxies by mail, employees of DSL and its affiliates, without additional compensation, may solicit proxies in person or by telephone, telegraph, facsimile, or oral communications.

American Century Large Company Value Portfolio has also retained Computershare Fund Services (the “Solicitor”), a professional proxy solicitation firm, to assist with any necessary solicitation of proxies. The estimated cost of the proxy solicitation is $3,300. DSL (or an affiliate) and American Century Large Company Value Portfolio will share equally the cost of the proxy solicitation. Shareholders of American Century Large Company Value Portfolio may receive a telephone call from the Solicitor asking them to vote.

In all cases where a proxy is solicited by telephone, the Solicitor is required to ask the person to provide identifying registration data, including full name and address, and, if known, the number of shares owned. If the shareholder is a corporation or other entity, the Solicitor will ask for the title of the person and for confirmation that the person is authorized to direct the voting of the shares. The Solicitor will advise that the shareholder can vote his or her shares over the telephone and will ask if the shareholder would like to cast a vote. Although the Solicitor’s representative is permitted to answer questions about the process, he or she is not permitted to recommend to the shareholder how to vote, other than to read any recommendation set forth in the Proxy Statement/Prospectus. The Solicitor will then record the shareholder’s instructions on the voting instructions card. Within 72 hours, the shareholder will be sent a confirmation of his or her vote asking the shareholder to call the Solicitor immediately if his or her instructions are not correctly reflected in the confirmation.

If a shareholder wishes to participate in the Special Meeting, but does not wish to give a proxy by telephone, the shareholder may still submit the proxy originally sent with the Proxy Statement/Prospectus, attend in person or vote online by logging on to www.proxyweb.com and following the on-line directions. Should shareholders require additional information regarding the proxy or require replacement of the proxy, they may contact Shareholder Services toll-free at 1-800-262-3862 or the Solicitor toll-free at 1-866-704-4437.

A shareholder may revoke the accompanying proxy at any time prior to its use by filing with American Century Large Company Value Portfolio a written revocation or duly executed proxy bearing a later date.  In addition, any shareholder who attends the Special Meeting in person may vote by ballot at the Special Meeting, thereby canceling any proxy previously given.  The persons named in the accompanying proxy will vote as directed by the proxy, but in the absence of voting directions in any proxy that is signed and returned, they intend to vote “FOR” the Reorganization proposal and may vote in their discretion with respect to other matters not now known to the Board of American Century Large Company Value Portfolio that may be presented at the Special Meeting.

Voting Rights

The Separate Accounts of the Participating Insurance Companies and Qualified Plans are the record owners of the shares of the Portfolios.  The Qualified Plans and Participating Insurance Companies will vote American Century Large Company Value Portfolio’s shares at the Special Meeting in accordance with the timely instructions received from persons entitled to give voting instructions under the Variable Contracts or Qualified Plans.  Participating Insurance Companies and Qualified Plans, which through Separate Accounts or directly, respectively, hold shares of American Century Large Company Value Portfolio, will be counted as the Portfolio’s shareholders in determining whether a quorum is present.

Each shareholder of American Century Large Company Value Portfolio is entitled to one vote for each share held as to any matter on which such shareholder is entitled to vote and for each fractional share that is owned, the shareholder shall be entitled to a proportionate fractional vote.  Shares have no preemptive or subscription rights.

Only shareholders of American Century Large Company Value Portfolio at the close of business on April 1, 2009 (the “Record Date”) will be entitled to be present and give voting instructions for American Century Large Company Value Portfolio at the Special Meeting with respect to their shares owned as of that Record Date.  To be counted, the properly executed Voting Instruction Form must be received no later than 5:00 p.m. on June 29, 2009.  As of the Record Date, the following shares of beneficial interest of American Century Large Company Value Portfolio were outstanding and entitled to vote:

30

EXHIBIT C

Annual Portfolio Operating Expenses(1)

(expenses that are deducted from Portfolio assets, shown as a ratio of expenses to average daily net assets)

	American Century Large Company Value Portfolio	T. Rowe Price Equity Income Portfolio		(T. Rowe Price Equity Income Portfolio After Reorganization) (Estimated Pro Forma)

ADV Class
Management Fee	0.80%	0.64%		0.64%
Distribution (12b-1) and Shareholder Servicing Fees(2)	0.50%	0.75%		0.75%
Other Expenses(3)	0.20%	0.01%		0.01%
Acquired Portfolio Fees and Expenses(4)	0.00%	N/A		N/A
Total Portfolio Operating Expenses	1.50%	1.40%		1.40%
Waivers, Reimbursement, and Recoupment	0.00%	(0.15	)%(2)	(0.15	)%(2)
Net Expenses	1.50%	1.25%		1.25%

CLASS I
Management Fee	0.80%	0.64%		0.64%
Distribution (12b-1) and Shareholder Servicing Fees	N/A	N/A		N/A
Other Expenses(3)	0.20%	0.01%		0.01%
Acquired Portfolio Fees and Expenses(4)	0.00%	N/A		N/A
Total Portfolio Operating Expenses	1.00%	0.65%		0.65%
Waivers, Reimbursement, and Recoupment	0.00%	0.00%		0.00%
Net Expenses	1.00%	0.65%		0.65%

CLASS S
Management Fee	0.80%	0.64%		0.64%
Distribution (12b-1) and Shareholder Servicing Fees(2)	0.25%	0.25%		0.25%
Other Expenses(3)	0.20%	0.01%		0.01%
Acquired Portfolio Fees and Expenses(4)	0.00%	N/A		N/A
Total Portfolio Operating Expenses	1.25%	0.90%		0.90%
Waivers, Reimbursement, and Recoupment	0.00%	0.00%		0.00%
Net Expenses	1.25%	0.90%		0.90%

(1)           The fiscal year end for each Portfolio is December 31.  This table shows the estimated operating expenses for shares of the Portfolios, as a ratio of expenses to average daily net assets.  These ratios are based on each Portfolio’s actual operating expenses as of December 31, 2008, as adjusted for contractual changes and waivers, if any.

(2)           ADV Class shares of T. Rowe Price Equity Income Portfolio pay an annual distribution fee of 0.50% and an annual shareholder servicing fee of 0.25% of its average daily net assets.  IFD has contractually agreed to waive 0.15% of the distribution fee for the ADV Class shares of T. Rowe Price Equity Income Portfolio, so that the actual fee paid by ADV Class shares of the Portfolio is an annual rate of 0.35%.  Absent the waiver, the distribution fee is 0.50% for ADV Class shares of T. Rowe Price Equity Income Portfolio.  The waiver will continue through at least May 1, 2010.  There is no guarantee that this waiver will continue after this date.

(3)           Pursuant to an administration agreement, IFS receives an annual administration fee equal to 0.20% of American Century Large Company Value Portfolio’s average daily net assets. The management agreement between IIT, on behalf of T. Rowe Price Equity Income Portfolio, and DSL, provides for a “bundled fee” arrangement, under which DSL provides, in addition to advisory services, administrative services and other services necessary for the ordinary operation of the Portfolio and pays for the services and information necessary to the proper conduct of the Portfolio’s business, including custodial, administrative, transfer agency, portfolio accounting, auditing, and ordinary legal services, in return for the single management fee. As such, T. Rowe Price Equity Income Portfolio does not pay a separate administration fee.

(4)           The Acquired Portfolio Fees and Expenses are not fees or expenses incurred by the Portfolios directly.  These fees and expenses include each Portfolio’s pro rata share of the cumulative expenses charged by the acquired funds in which the Portfolios invest. The fees and expenses will vary based on the Portfolios allocation of assets to, and the annualized net expenses of, the particular acquired funds.  The impact of these fees and expenses is shown in “Net Expenses.” For American Century Large Company Value Portfolio, the amounts of

[ING FUNDS LOGO]

May 12, 2009

Via EDGAR

Mr. Jeffrey A. Foor, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                               ING Investors Trust (on behalf of ING T. Rowe Price Equity Income Portfolio)
(File No. 333-158412)

Dear Mr. Foor:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Counsel

ING U.S. Legal Services

Attachments

cc:           Jeffrey S. Puretz, Esq.

Dechert LLP